Exhibit 3.1

COLONY FINANCIAL, INC.

ARTICLES SUPPLEMENTARY ESTABLISHING ADDITIONAL

SHARES OF 8.500% SERIES A CUMULATIVE REDEEMABLE

PERPETUAL PREFERRED STOCK

Colony Financial, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:

FIRST: Under the authority contained in the Articles of Amendment and Restatement of the Corporation (the “Charter”), and pursuant to authority vested by the Board of Directors of the Corporation (the “Board”) in a pricing committee of the Board pursuant to resolutions duly adopted by unanimous written consent of the Board on March 12, 2012, such pricing committee, by resolution duly adopted by unanimous written consent on March 13, 2012, previously classified and designated 5,980,000 shares (the “Stock”) of Preferred Stock (as defined in the Charter), par value $0.01 per share, of the Corporation as 8.500% Series A Cumulative Redeemable Perpetual Preferred Stock, having the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption as set forth in the “Articles Supplementary Establishing and Fixing the Rights and Preferences of a Series of Shares of Preferred Stock” filed by the Corporation with the State Department of Assessments and Taxation of Maryland on March 19, 2012, effective March 20, 2012 (the “Series A Articles Supplementary”). Capitalized terms used and not otherwise defined herein have the meanings set forth in the Charter.

SECOND: Under the authority contained in the Charter and pursuant to authority vested by the Board in a Pricing Committee of the Board (the “Pricing Committee”) by unanimous written consent of the Board, dated July 9, 2012, the Pricing Committee, by resolution approved by unanimous written consent on July 10, 2012, classified an additional 4,420,000 shares of Preferred Stock as Series A Preferred Stock, par value $0.01 per share, having the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption as set forth in the Series A Articles Supplementary, with the result that the Corporation shall now have authorized an aggregate of 10,400,000 shares of Series A Preferred Stock, all of which shall constitute a single series of Preferred Stock.

THIRD: The additional shares of Series A Preferred Stock have been classified and designated Series A Preferred Stock by the Pricing Committee under the authority granted by the Board pursuant to the powers of the Board as contained in the Charter. These Articles Supplementary have been approved by the Pricing Committee in accordance with the power delegated to the Pricing Committee by the Board in the manner and by the vote required by law.

FOURTH: These Articles Supplementary shall become effective at 8:30 a.m. (Eastern Time) on July 16, 2012.

FIFTH: The undersigned President and Chief Executive Officer of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned President and Chief Executive Officer of the Corporation acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[Signature page follows.]

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by its President and Chief Executive Officer and attested to by its Secretary on this 13th day of July, 2012.

COLONY FINANCIAL, INC.

By:	/s/ Richard B. Saltzman
Richard B. Saltzman President and Chief Executive Officer

ATTEST:

By:	/s/ Ronald M. Sanders
Ronald M. Sanders Secretary